UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-37995

PARSLEY ENERGY, LLC

(as successor in interest to Jackal Merger Sub A, LLC,

as successor in interest to Jagged Peak Energy Inc.)

(Exact name of registrant as specified in its charter)

303 Colorado Street

Suite 3000

Austin, Texas 78701

(737) 704-2300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value of $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

EXPLANATORY NOTE

On January 10, 2020, pursuant to the transactions contemplated by the Agreement and Plan of Merger, dated as of October 14, 2019 (the “Merger Agreement”), by and among Jagged Peak Energy Inc., a Delaware corporation (“Jagged Peak”), Parsley Energy, Inc., a Delaware corporation (“Parsley”), and Jackal Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parsley (“Merger Sub”), Merger Sub was merged with and into Jagged Peak (the “Merger”), with Jagged Peak surviving the Merger as a wholly owned subsidiary of Parsley, and immediately thereafter, as part of the same transaction, Jagged Peak merged with and into Jackal Merger Sub A, LLC, a Delaware limited liability company (“Jackal Merger Sub”), with Jackal Merger Sub continuing as the surviving entity and a wholly owned subsidiary of Parsley.

Subsequently, on January 15, 2020, Jackal Merger Sub merged with and into Parsley Energy, LLC, a Delaware limited liability company and subsidiary of Parsley (the “Company”), with the Company continuing as the surviving entity. As a result of such transactions, the class of securities listed on the cover page hereto were cancelled and ceased to exist.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 21, 2020	PARSLEY ENERGY, LLC

	By:	/s/ Matt Gallagher
	Name:	Matt Gallagher
	Title:	President and Chief Executive Officer